UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            KASPER A.S.L., LTD.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 485808109
                        ---------------------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               June 22, 2000
                        ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No.     485808109

1   NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Whippoorwill Associates, Inc.
     13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     OO; WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        1,233,585

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                     1,233,585

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,233,585

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.1%

14  TYPE OF REPORTING PERSON*

     IA, CO

                                    13D

CUSIP No.  485808109

1   NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Vega Partners III, L.P.
     13-3839561

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        353,900

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                     353,900

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     353,900

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14  TYPE OF REPORTING PERSON*

     PN

                                SCHEDULE 13D
                                ------------

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Kasper A.S.L., Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 77 Metroway, Secaucus, New Jersey 07094. This statement amends the Schedule 13D filed by Whippoorwill Associates, Inc. ("Whippoorwill") on September 17, 1999. The information reflected on this Statement is current through June 30, 2000.

ITEM 2.   IDENTITY AND BACKGROUND.

          No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No change.

ITEM 4.   PURPOSE OF TRANSACTION.

          No change.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows:

          (a) The percentages set forth in this Item 5 are based on the Issuer's Form 10-Q filed on May 12, 2000, which states that as of May 11, 2000, there were 6,800,000 shares of Common Stock outstanding.

          The Holders, in the aggregate, directly own 1,233,585 shares of Common Stock representing approximately 18.1% of the outstanding Common Stock.

          Vega III directly owns 353,900 shares of Common Stock representing approximately 5.2% of the outstanding Common Stock.

          (b) Although Whippoorwill does not own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agents for its clients, Whippoorwill has shared power to vote the 1,233,585 shares of the Common Class held by the Holders. Whippoorwill has shared power to vote and dispose of the 353,900 shares of Common Stock held by Vega III. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 above.

          (c) On June 22, 2000 Whippoorwill sold 45,506 shares of Common Stock on behalf of certain Holders at a price per share of $2.625. This transaction was effected through the Nasdaq stock market.

          (d) The Holders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein. Other than Vega III and the President and Fellows of Harvard College, no Holder beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No change.

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2000



                                WHIPPOORWILL ASSOCIATES, INC.



                                By:  /s/ David A. Strumwasser
                                   ---------------------------------------
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2000



                          VEGA PARTNERS III, L.P.

                                By: Whippoorwill Partners, L.P., its general partner

                                By:  Whippoorwill Associates, Inc., its
                                     general partner

                                By:  /s/ David A. Strumwasser
                                   ---------------------------------------
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director